  Exhibit 99.1

High Tide to Open Fifth Canna Cabana Store in Mississauga, Ontario

Already the Second Largest Cannabis Retailer in North America by Store Count, The Company Now Becomes the Largest Cannabis Retailer in Canada's Fastest Growing City

CALGARY, AB, April 4, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 2901 Eglinton Avenue West, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on Monday, April 8th. This opening will mark High Tide's 168th Canna Cabana branded retail cannabis location in Canada, the 59th in the province of Ontario and the 5th in the city of Mississauga.

Located in the west end of Mississauga, this brand-new Canna Cabana sits within a major power centre featuring a prominent Canadian home improvement retailer, a large provincial beer retailer, an established grocery chain, and several quick service restaurants. The new store is also well positioned to serve over 100,000 residents who live within a three-kilometre radius.

"I am thrilled to announce our fifth Canna Cabana in Mississauga, making us the largest cannabis retailer in Canada's fastest growing city. Our first-of-its-kind innovative discount club model coupled with a thoughtful and carefully curated retail strategy has propelled us to over 10% of market share in the provinces where we operate. All five Mississauga locations are situated in major retail power centres, surrounded by national anchor tenants with highly visible storefronts," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our wealth of experience related to opening and operating Canna Cabana locations across the country gives me confidence that we'll be able to bring this winning approach to potential German expansion. We have been closely monitoring legislative developments there for over two years and are looking forward to bringing Canna Cabana to this lucrative market as soon as the government proceeds with their stated objective of developing regionally based pilot projects involving cannabis specialty shops," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 168 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations and the expansion of our discount club model, including our ability to expand into Germany. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 04-APR-24